**Macro Risk Advisors, LLC**
**Notes to the Statement of Financial Condition**
**December 31, 2015**

**(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

### Organization

Macro Risk Advisors, LLC (the *"Company"*), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934. The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was May 9, 2008, and the effective date of the Company's registration as a broker-dealer was April 14, 2009.

The Company is a derivatives strategy and transaction execution firm specializing in generating trade ideas and providing financial market intelligence to institutional investors. The Company uses its expertise in derivative sales trading and its access to a diverse liquidity pool to help its clients execute trades in an efficient manner. The Company is a wholly owned subsidiary of Macro Holdings, LLC (the *"Parent"*), and is a member of the Securities Investor Protection Company (*"SIPC"*) and Financial Industry Regulatory Authority (*"FINRA"*).

### Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

### Securities Transactions

Securities transactions (and related commissions, revenue and expenses) are recorded on a trade date basis as if they had settled. Investments and cash equivalents are recorded at fair value **(See Note 3)**.

### Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. At December 31, 2015 the Company established an allowance of $316,000 for doubtful accounts.

### Income Taxes

The Company is a limited liability company and a wholly-owned subsidiary of the Parent which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

**Macro Risk Advisors, LLC**
**Notes to the Statement of Financial Condition**
**December 31, 2015**

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provide guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2015, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

**(2) ACCOUNTS RECEIVABLE**

Accounts receivable consisted of the following at December 31, 2015:

| | |
|---|---|
| Billed | $ 1,386,413 |
| Unbilled | 692,717 |
| | $ 2,079,130 |

**(3) FAIR VALUE MEASUREMENTS OF ASSETS AND LIABILITIES**

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by accounting standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

*Level 1* – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

*Level 2* – Inputs (other than quoted market prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

*Level 3* – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

**(4)  REGULATORY REQUIREMENTS**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers.  All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.  Net capital and the related net capital ratio may fluctuate on a daily basis.  At December 31, 2015, the Company had net capital of $3,083,205 and net capital requirements of $114,455.  The percentage of aggregate indebtedness to net capital was 55.68%.

**(5)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As discussed in Note 4, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer.  The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection and payment of funds, and receipt and delivery of securities related to customer transactions.  Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill the contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.  The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer.

In addition, the Company maintains a cash account with the clearing broker/dealer.  As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations.  The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

**(6)  SUBSEQUENT EVENTS**

Subsequent events have been evaluated through the date and time the financial statements were issued on February 29, 2016.  No material subsequent events have occurred since December 31, 2015 that required recognition or disclosure in our current period financial statements.